EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. To date we have not issued any preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratio of earnings to fixed charges presented below (in thousands except for ratio calculation).

	Fiscal Year Ended					Six Months Ended June 30, 2013
	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012	December 30, 2012
Loss before income taxes	$(9,409)	$(9,817)	$(61)	$(7,544)	$(12,296)	$(6,438)
Add: Fixed charges(1) :
Interest expensed	225	93	67	36	61	29
Interest on rental expense	211	194	155	155	164	164
Preferred dividends	0	0	0	0	0	0

Total—fixed charges	436	287	222	191	225	193

Earnings (losses)	$(8,973)	$(9,530)	$161	$(7,353)	$(12,071)	$(6,245)

Ratio of earnings to fixed charges(2)	—	—	0.73	—	—	—

(1)	Fixed charges, which includes interest expense plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor.
(2)	Due to our losses in the years ended December 28, 2008, January 3, 2010, January 2, 2011, January 1, 2012 and December 30, 2012 and the six months ended June 30, 2013, the ratio coverage was less than 1:1. Additional earnings of $9.4 million, $9.8 million, $ 61,000, $ 7.5 million and $ 12.3 million in 2008, 2009, 2010, 2011 and 2012, respectively, and $6.4 million in the six months ended June 30, 2013 would have been required to achieve a ratio of 1:1.